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                          February 12, 2024

       Thomas J. Wood
       Chief Executive Officer
       RemSleep Holdings Inc.
       14175 Icot Boulevard, Suite 300
       Clearwater, Florida 33760

                                                        Re: RemSleep Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276850

       Dear Thomas J. Wood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services